ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

05007845

26 April, 2005

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Notifications dated 25 April 2005.

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 03 2005
WASH., D.C. 202 SECTION

pp Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Detailed below is information concerning the Company's newly-appointed directors:

Name of Director: **R C Alexander**

<u>Details of Options held over Ordinary Shares of USD$0.50 each:</u>

None

<u>Details of interests in Ordinary Shares of USD$0.50 each:</u>

None

<u>Other Information:</u>

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **D A Hathorn**

<u>Details of Options held over Ordinary Shares of USD$0.50 each:</u>

<u>Executive Share Options:</u>

Options over 40,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
*Not exercisable until 2005 due to performance conditions

Options over 36,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

PROCESSING
MAY 2005
SECTION

<u>Long Term Incentive Plan (Options):</u>

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

<u>Rollover Options:</u>

Options over 21,900 shares awarded in 1998 by Anglo American Corporation of South Africa Limited and rolled over into Anglo American plc options in 1999. The weighted average exercise price is R51.25 and the options are currently exercisable until expiration in 2008.

Details of interests in Ordinary Shares of USD$0.50:

Ordinary Shares:

17,384 shares.

Deferred Bonus Plan:

7,802 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 7,802 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 30,625 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 10,475 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 10,236 Conditional Bonus Shares plus 7,677 Conditional Enhancement Shares awarded 26 June 2004

Interests in 12,597 Conditional Bonus Shares plus 9,447 Conditional Enhancement Shares awarded 8 March 2005

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **S R Thompson**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 4,300 shares granted 24 June 1999; Exercise price £6.975; Exercisable from 24/06/02 to 23/06/09

Options over 18,000 shares granted 23 March 2000; Exercise price £7.655; Exercisable from 23/03/03 to 22/03/10

Options over 32,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
* Not exercisable until 2005 due to performance conditions

Options over 32,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Details of interests in Ordinary Shares of USD$0.50:

Deferred Bonus Plan:

8,498 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 8,498 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 34,300 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 18,325 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 12,856 Conditional Bonus Shares plus 9,642 Conditional Enhancement Shares awarded 26 June 2004

Interests in 17,158 Conditional Bonus Shares plus 12,869 Conditional Enhancement Shares awarded 8 March 2005

Share Incentive Plan:

Interests in 172 shares plus 172 matching shares.

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

N Jordan
Company Secretary
26 April 2005

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Detailed below is information concerning the Company's newly-appointed directors:

Name of Director: **R C Alexander**

Details of Options held over Ordinary Shares of USD$0.50 each:

None

Details of interests in Ordinary Shares of USD$0.50 each:

None

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **D A Hathorn**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 40,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
*Not exercisable until 2005 due to performance conditions

Options over 36,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

SEC MAIL PROCESSING RECEIVED MAY 03 2005 WASHINGTON D.C. SECTION

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Rollover Options:

Options over 21,900 shares awarded in 1998 by Anglo American Corporation of South Africa Limited and rolled over into Anglo American plc options in 1999. The weighted average exercise price is R51.25 and the options are currently exercisable until expiration in 2008.

Details of interests in Ordinary Shares of USD$0.50:

Ordinary Shares:

17,384 shares.

Deferred Bonus Plan:

7,802 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 7,802 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 30,625 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 10,475 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 10,236 Conditional Bonus Shares plus 7,677 Conditional Enhancement Shares awarded 26 June 2004

Interests in 12,597 Conditional Bonus Shares plus 9,447 Conditional Enhancement Shares awarded 8 March 2005

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **S R Thompson**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 4,300 shares granted 24 June 1999; Exercise price £6.975; Exercisable from 24/06/02 to 23/06/09

Options over 18,000 shares granted 23 March 2000; Exercise price £7.655; Exercisable from 23/03/03 to 22/03/10

Options over 32,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
* Not exercisable until 2005 due to performance conditions

Options over 32,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Details of interests in Ordinary Shares of USD$0.50:

Deferred Bonus Plan:

8,498 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 8,498 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 34,300 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 18,325 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 12,856 Conditional Bonus Shares plus 9,642 Conditional Enhancement Shares awarded 26 June 2004

Interests in 17,158 Conditional Bonus Shares plus 12,869 Conditional Enhancement Shares awarded 8 March 2005

Share Incentive Plan:

Interests in 172 shares plus 172 matching shares.

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

N Jordan
Company Secretary
26 April 2005

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Detailed below is information concerning the Company's newly-appointed directors:

Name of Director: **R C Alexander**

Details of Options held over Ordinary Shares of USD$0.50 each:

None

Details of interests in Ordinary Shares of USD$0.50 each:

None

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **D A Hathorn**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 40,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
*Not exercisable until 2005 due to performance conditions

Options over 36,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

PROCESSING SECTION RECEIVED MAY 0 3 2005 02

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Rollover Options:

Options over 21,900 shares awarded in 1998 by Anglo American Corporation of South Africa Limited and rolled over into Anglo American plc options in 1999. The weighted average exercise price is R51.25 and the options are currently exercisable until expiration in 2008.

Details of interests in Ordinary Shares of USD$0.50:

Ordinary Shares:

17,384 shares.

Deferred Bonus Plan:

7,802 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 7,802 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 30,625 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 10,475 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 10,236 Conditional Bonus Shares plus 7,677 Conditional Enhancement Shares awarded 26 June 2004

Interests in 12,597 Conditional Bonus Shares plus 9,447 Conditional Enhancement Shares awarded 8 March 2005

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **S R Thompson**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 4,300 shares granted 24 June 1999; Exercise price £6.975; Exercisable from 24/06/02 to 23/06/09

Options over 18,000 shares granted 23 March 2000; Exercise price £7.655; Exercisable from 23/03/03 to 22/03/10

Options over 32,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
* Not exercisable until 2005 due to performance conditions

Options over 32,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Details of interests in Ordinary Shares of USD$0.50:

Deferred Bonus Plan:

8,498 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 8,498 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 34,300 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 18,325 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 12,856 Conditional Bonus Shares plus 9,642 Conditional Enhancement Shares awarded 26 June 2004

Interests in 17,158 Conditional Bonus Shares plus 12,869 Conditional Enhancement Shares awarded 8 March 2005

Share Incentive Plan:

Interests in 172 shares plus 172 matching shares.

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

N Jordan
Company Secretary
26 April 2005

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Detailed below is information concerning the Company's newly-appointed directors:

Name of Director: **R C Alexander**

Details of Options held over Ordinary Shares of USD$0.50 each:

None

Details of interests in Ordinary Shares of USD$0.50 each:

None

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **D A Hathorn**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 40,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
*Not exercisable until 2005 due to performance conditions

Options over 36,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

SEC MAIL PROCESSING SECTION RECEIVED MAY 03 2005 WASHINGTON D.C. 202

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Rollover Options:

Options over 21,900 shares awarded in 1998 by Anglo American Corporation of South Africa Limited and rolled over into Anglo American plc options in 1999. The weighted average exercise price is R51.25 and the options are currently exercisable until expiration in 2008.

Details of interests in Ordinary Shares of USD$0.50:

Ordinary Shares:

17,384 shares.

Deferred Bonus Plan:

7,802 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 7,802 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 30,625 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 10,475 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 10,236 Conditional Bonus Shares plus 7,677 Conditional Enhancement Shares awarded 26 June 2004

Interests in 12,597 Conditional Bonus Shares plus 9,447 Conditional Enhancement Shares awarded 8 March 2005

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **S R Thompson**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 4,300 shares granted 24 June 1999; Exercise price £6.975; Exercisable from 24/06/02 to 23/06/09

Options over 18,000 shares granted 23 March 2000; Exercise price £7.655; Exercisable from 23/03/03 to 22/03/10

Options over 32,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
* Not exercisable until 2005 due to performance conditions

Options over 32,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Details of interests in Ordinary Shares of USD$0.50:

Deferred Bonus Plan:

8,498 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 8,498 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 34,300 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 18,325 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 12,856 Conditional Bonus Shares plus 9,642 Conditional Enhancement Shares awarded 26 June 2004

Interests in 17,158 Conditional Bonus Shares plus 12,869 Conditional Enhancement Shares awarded 8 March 2005

Share Incentive Plan:

Interests in 172 shares plus 172 matching shares.

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

N Jordan
Company Secretary
26 April 2005

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Detailed below is information concerning the Company's newly-appointed directors:

Name of Director: **R C Alexander**

Details of Options held over Ordinary Shares of USD$0.50 each:

None

Details of interests in Ordinary Shares of USD$0.50 each:

None

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **D A Hathorn**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 40,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
*Not exercisable until 2005 due to performance conditions

Options over 36,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Rollover Options:

Options over 21,900 shares awarded in 1998 by Anglo American Corporation of South Africa Limited and rolled over into Anglo American plc options in 1999. The weighted average exercise price is R51.25 and the options are currently exercisable until expiration in 2008.

Details of interests in Ordinary Shares of USD$0.50:

Ordinary Shares:

17,384 shares.

Deferred Bonus Plan:

7,802 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 7,802 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 30,625 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 10,475 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 10,236 Conditional Bonus Shares plus 7,677 Conditional Enhancement Shares awarded 26 June 2004

Interests in 12,597 Conditional Bonus Shares plus 9,447 Conditional Enhancement Shares awarded 8 March 2005

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

Name of Director: **S R Thompson**

Details of Options held over Ordinary Shares of USD$0.50 each:

Executive Share Options:

Options over 4,300 shares granted 24 June 1999; Exercise price £6.975; Exercisable from 24/06/02 to 23/06/09

Options over 18,000 shares granted 23 March 2000; Exercise price £7.655; Exercisable from 23/03/03 to 22/03/10

Options over 32,000 shares granted 2 April 2001; Exercise price £10.025; Exercisable from 02/04/04* to 01/04/11
* Not exercisable until 2005 due to performance conditions

Options over 32,000 shares granted 18 March 2002; Exercise price £11.50; Exercisable from 18/03/05 to 17/03/12

Options over 60,000 shares granted 5 March 2003; Exercise price £9.28; Exercisable from 05/03/06 to 04/03/13

Long Term Incentive Plan (Options):

Options over a maximum of 28,125 shares awarded 22 April 2002; Exercisable from 2005 to 2006

Options over a maximum of 39,375 shares awarded 11 April 2003; Exercisable from 2006 to 2007

Details of interests in Ordinary Shares of USD$0.50:

Deferred Bonus Plan:

8,498 shares allocated 28 March 2003 at a price of £9.280 plus a conditional interest in 8,498 matching shares; Release date 1/1/06

Long Term Incentive Plan (Shares):

Interests in a maximum of 34,300 shares awarded 25 March 2004; Vesting from 2007 to 2008

Interests in a maximum of 18,325 shares awarded 26 April 2004; Vesting from 2007 to 2008

Bonus Share Plan:

Interests in 12,856 Conditional Bonus Shares plus 9,642 Conditional Enhancement Shares awarded 26 June 2004

Interests in 17,158 Conditional Bonus Shares plus 12,869 Conditional Enhancement Shares awarded 8 March 2005

Share Incentive Plan:

Interests in 172 shares plus 172 matching shares.

Other Information:

As required by Rule 16.4 of the UKLA Listing Rules, there are no details to be disclosed in relation to Paragraphs 6.F.2 (b)-(g)

N Jordan
Company Secretary
26 April 2005